Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Three Months Ended March 31,			Year Ended December 31,

(dollar amounts in millions)	2010		2009	2009	2008	2007	(a)	2006	(b)	2005	(b)

Earnings
Income from continuing operations before income taxes	$884		$572	$(2,208)	$1,946	$3,215		$2,170		$1,978
Fixed charges, excluding interest on deposits	104		157	530	1,024	1,140		867		550

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	988		729	(1,678)	2,970	4,355		3,037		2,528
Interest on deposits	39		76	171	1,765	2,378		1,434		839

Income from continuing operations before income taxes and fixed charges, including interest on deposits	$1,027		$805	$(1,507)	$4,735	$6,733		$4,471		$3,367

Fixed charges
Interest expense, excluding interest on deposits	$79		$128	$421	$900	$1,047		$807		$490
One-third net rental expense (c)	25		29	109	120	92		60		60

Total fixed charges, excluding interest on deposits	104		157	530	1,020	1,139		867		550
Interest on deposits	39		76	171	1,765	2,378		1,434		839

Total fixed charges, including interests on deposits	$143		$233	$701	$2,785	$3,517		$2,301		$1,389

Preferred stock dividends	$—		$47	$283	$33	$—		$—		$—

Earnings to fixed charges ratios
Excluding interest on deposits	9.48		4.64	(3.16)	2.91	3.82		3.50		4.60
Including interest on deposits	7.17		3.46	(2.15)	1.70	1.91		1.94		2.42

Earnings to combined fixed charges and preferred stock dividends ratios
Excluding interest on deposits	9.48	*	4.34	(3.69)	2.88	3.82	*	3.50	*	4.60	*
Including interest on deposits	7.17	*	7.21	(2.55)	1.69	1.91	*	1.94	*	2.42	*

(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.
(c)	The proportion deemed representative of the interest factor.
*	For the three months ended March 31, 2010 and for each of the years ended December 31, 2007, 2006 and 2005, there were no outstanding shares of preferred stock of The Bank of New York Mellon Corporation, The Bank of New York Company, Inc. and Mellon Financial Corporation, as applicable. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges for those periods.